Exhibit (a)(5)(x)

Roche Investors/Analysts Conference London

Strategy & Finance – Session 1

Q&A Session

From the floor

Thank you.  It's Michael from Barclays.  I'd like to ask you a bit more about the Illumina acquisition, but more from a financial/strategy perspective, and put that into perspective with your Hepatitis C franchise.  So if I understand Pascal correctly there is a chance that you could lose the vast majority of the Pegasys franchise in Europe and in the US, which amounts to about CHF600m and you're not willing to take any action there because of development risk.  But on the other hand you're willing to take technology risk with the Illumina transaction.  So why is there that discrepancy between the two [divisions]?

Severin Schwan - CEO

No, I think there must be a misunderstanding.  First of all, if I look at it from a Group point of view we invest into both our businesses - into Pharma and Diagnostics - and we have to be competitive in both businesses in their own right, if you like, because we compete in different segments.  We cannot say we invest more in Pharma and less in Diagnostics.  We have to be competitive in both businesses and we have to do the investments necessary to compete in both businesses and in the areas where we want to lead.  So I wouldn't trade off the question in Hep C with the Illumina acquisition.  This is completely independent.

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Now then, secondly, in terms of Hep C I think you must have misunderstood Pascal when he was talking about our plans here.  First of all, we are investing into our pipeline.  We have Danoprevir.  We have Mericitabine.  We are running a number of combination trials.  You know we have invested in Anadys to get a [long look] into the portfolio.  So we are committed to this franchise and we are investing into the franchise.

What Pascal was saying is at this point there are so many studies running and there are so many balls in the air that it's very difficult to say how it plays out, including on what is happening on the competitive front.  And we will have more clarity towards the end of this year when many of those trials are actually reading out, including our own ones.  Then we will see a clearer pattern on how this whole franchise will be moving.

Now our assumption is, in the longer term, there will be switch to interferon-free treatments.  And this is why we have invested into Mericitabine, into Danoprevir.  This is why we made the respective acquisitions.  The question is the timing of that switch and what is the economics in terms of pricing.  Will there be certain regions that will not switch, at least with the same pace, because of economic reasons?  And I think this was where Pascal was elaborating on in more detail.

In the short term at any rate, we believe that Pegasys should grow due to the new combination therapies which have recently been approved as we go into 2012.  So we are committed to the franchise, we are investing into the franchise, but there is uncertainty currently in terms of how all these clinical trials will play out.

Michael Leacock - RBS

Thank you.  It's Michael Leacock from RBS.  Alan, given your background before the Pharma industry, that you recently started, I'm interested to see what your perception is in terms of moving this net working capital number.  It seems quite hard to move some of these points within the Pharma company, not just your own.  I'm wondering what your perception is in terms of what you can do, what's different about Pharma compared to other industries.

Alan Hippe - CFO

I think you we are not shy to say that and to bring it to your attention.  And I think that helps with something, because, in fact, we feel confident about the development we can bring.  And I have to tell you, I think when we started to address it and to implement the actions, I think that was really a very unified approach that we have taken.  It was not a big discussion, everybody has seen the need and you can imagine how much detail this is.  Because I think we talk about Southern Europe for receivables, for example -- We talk about Southern Europe.  In fact, we talk about bits and pieces.  Every region in Spain is different.  You can imagine in Greece how we have to progress over there.  Italy is very different.  And I think what I have to say

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coming as an outsider, if you like, I'm amazed about the implementing capabilities the Company has and the will really to execute here.

So I have to say that's a very, very positive one.  I've mentioned inventory.  I've mentioned also the payables.  Yes, we can improve in these areas, and we do.  We have activities in procurement, as I've mentioned.  I think, in inventories, give us some credit with the Hitachi situation - we have mentioned this.  And we have some backlogs over here with bringing the instruments [really] to our customers, so I think that's something which should normalise in the course of 2012.

And I said I think we addressed intentionally the trade receivables situation.  And I said I think we have the programmes on hand and we see really, on a monthly basis now, the progress.

Premal Pajwani

This is Premal Pajwani from JP Morgan Asset Management.  How important is Illumina to Roche's Diagnostics business and Roche's future with regards to personalised medicine and moving the technology into the clinical world?  I ask this because the market assumption, especially amongst quite a few of the US analysts, is that Roche will potentially raise the bid -- will keep raising the bid until it can secure the deal.  Could you talk a little about the discipline involved?  And what's your willingness to walk away from the deal if a much higher bid emerges?

Severin Schwan

Let me first just tick the question on the price.  We are convinced that this is an attractive, that this is a compelling offer and that it represents full and fair value.

In terms of our commitment, yes, we are highly committed to this transaction for the reasons we laid out earlier today.  More specifically, what is the value from the transition from the research lab into the clinical setting?  I think in a first step the focus will certainly be to bring the existing products of Illumina into our global network to broaden the customer base and to grow the Research business.  Certainly, that, from a commercial point of view is the first step.

In terms of bringing this from the research lab into the clinical setting, this certainly will take more time.  We have done this in the past and adoption times -- this is not happening overnight.  This takes some time.  And I would expect that this will need a lot of effort in terms of bringing the regulatory know-how into the business to really get this into the [IBV] world and that, typically, will take more time.

Premal Pajwani

(Inaudible - microphone not accessible).

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Severin Schwan

Again, we believe it's a very attractive offer and, as such, we are convinced that the Illumina shareholders will see the attractiveness.

From the floor

Just a follow up on Illumina again.  Are there any particular reasons why they rejected your bid?  Was it just the price?  Do they disagree with your ideas about putting it in the whole franchise?

Severin Schwan

This is certainly a question you have to ask to Illumina.  On our side, we are disappointed about the fact that we have not entered a constructive dialogue and that is the very reason why we directly approached the shareholders of Illumina.

From the floor

If, for whatever reason, you were unsuccessful being able to agree to acquire Illumina, I assume, mostly over price, but if you were unsuccessful, do you see an ability to partner with the competing technologies when you think about Life?  My other question before was sort of directed at that.  I think at the industry conference in a couple of weeks there'll be data out on competing technologies.  You chose to launch now.   I have two questions.

One, why is that data not relevant, given it may show the other products are very cost competitive and they seem farther along than a feasibility study?

And my second question is, if you can't get to an agreement here can you achieve your objectives by partnering with another company?

Severin Schwan

I'm sorry that I can't give you much detail on your questions.  Again, I'd like to reiterate that we are very committed to this transaction, as you can imagine.  We have looked at the landscape before we made the offer and, otherwise, it is full and fair value.  It is attractive and, as such, we are confident that we will conclude the deal.

Graham Parry

Thanks.  It's Graham Parry from Bank of America Merrill Lynch.  Just coming back to the dividend question again, I just wanted to try to understand how you're thinking when you say "attractive dividend".  And maybe I'll try and phrase the question in a different way to the other 10 or 20 that you've had today.

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I think when you say "maintain an attractive dividend policy" that would imply a continuation of a similar trend to what we've seen over the lat 25 years.  But perhaps the market in -- based on your comments in the second half of last year, you got a feeling that, perhaps, when you'd hit a particular level of leverage that, actually, if anything, that could even accelerate.  So you could increase payout ratio to something closer to the 75% average cash return that the market goes for.

Now, I'm not asking you to give a direct forecast here, but is that something you think you should be pouring water on at this stage, because what you really mean is we'll just see the same as the next 25 years?  Or do you feel that Roche has actually got more of a commitment to increasing cash distributions to shareholders closer to its peers over the next three to five years?

Severin Schwan

Alan, you want to take this one?

Alan Hippe

Look, in all honesty and in openness, I think we have given you all the ingredients today.  I think we have a tremendous financial flexibility, as you've seen.  We can cash-flow generative, as you've seen.  And I think we have said very, very openly we are committed to a very attractive dividend policy and Illumina is not really impacting this.

From the floor

(Inaudible) said attractive.

Alan Hippe

Sorry?

From the floor

(Inaudible) attractive, not very attractive.

Alan Hippe

Ok, it's attractive.  Sorry.

From the floor

[Can we ask] anyone what attractive [means]?

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Severin Schwan

Well, we can negotiate that.  We can negotiate the "very attractive".

Alan Hippe

And remind me, Severin, that you have to raise one question to me at the end.

From the floor

Sorry to flog another dead horse, but it's not on dividend.  On the Illumina transaction, perhaps you could -- just to, perhaps, help us think about Illumina and how important it is strategically, compare and contrast it to how the Ventana transaction was perceived at the time and help us frame it?  Is this an as important a transaction?  Do you have as high hopes for Illumina as Ventana as you stand now looking out?

Severin Schwan

Certainly it's important, otherwise we wouldn't make an offer to spend $5.7b and I'd like to leave it at this point.  Again, it's attractive, it's compelling, it represents full and fair value.

From the floor

Just on anti-trust, though -- sorry, a slightly different tangent.  Why are you comfortable that anti-trust isn't a major problem?  I know you look at high throughput and low throughput as separate markets.  Are you comfortable that the authorities will look at it in a similar way?

Severin Schwan

Yes, we believe it is a very robust competitive environment.

From the floor

You're now two-thirds of the way through your cost saving programme and when most of your peers, if not all of them, have got to this stage they've seen opportunities for more to come.  They may not have announced it at the same time, but they've seen the opportunity.  Having been doing this process for the last 18 months, where do you -- do you see opportunities for more in the future?  I'm not asking for an absolute number, but are you seeing a scope for improvements on where you are from here?  And, if not, then why is that your -- what is it that's different at Roche compared to your peers?

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Severin Schwan

As far as operational excellence is concerned, this programme was really worked out to the almost last detail.  When we made the plans back in 2010 this was really per site, per function, literally down to names in terms of where we have resize, where we have to restructure.  And therefore, not surprisingly, we are fully on track because we follow exactly those very, very detailed plans.

So as far as operational excellence is concerned I'm very confident that we will reach the 2.4b in savings and we are really on track and we are monitoring this very carefully.  So I see little variation around this number as such.  But having said this, of course, we keep looking for productivity gains and efficiency gains all over the place, beyond operational excellence.

And this increased focus on net working capital, for example, which we have covered in today's presentation, is one element which, for example, was not part of operational excellence, but where we have to do our homework and where we have to continue to improve.  So don't expect that operational excellence, as such, will differ from the original plans, but we will keep a focus on productivity overall across the Company.

From the floor

Sorry, I have to ask about Illumina as well.  I'd just like you to try again to explain to me why you need it.  I'm still not convinced.  If Diagnostics was an independent business they certainly couldn't use cash for it.  They would have to ask their shareholders and, therefore, would try to really -- try really hard why they need to make this acquisition.

What I'm hearing is that you can make a better business out of this.  Frankly, there must be thousands of other businesses which you could turn into better businesses and you don't buy them either.  So that, to me, isn't the compelling reason.  Could you try in your words, rather than the slide which [Alan] has been using, the four bars?

Severin Schwan

First of all, it is an interesting business in itself - let's not forget that.  This is a strongly-growing business.  It is a business which has a solid margin.  It has solid cash flow.  So I think we shouldn't forget that it's an interesting business in itself as it stands today in, what we believe, is a highly-growing market.

Now, again I come back to the remarks I made in my introduction.  I do believe one of the key strengths we have in our Diagnostics business is this completeness of our offering.  If we go to a customer, if we go to a lab, if we go to a hospital we have a big advantage by providing a complete solution.  We have the advantage of offering a broad test menu, irrespective of the underlying technologies.

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If you take a human sample you do a diagnostic test, but the technology you need to do the test can differ a lot.  You need different technologies to do a DNA test.  You need a different technology to do an immunology test in blood, in serum.  And again you need a different test to do a complex biomarker.

So we can offer our customers a complete solution across the various tests and, for that, we need the underlying technologies.  And this is why over time we have developed this breadth and depth of technologies exactly to be able to do that.  I think this is very, very important.

And of course there are other elements - the synergies which we touched upon.  The commercial synergies in terms of customer reach, in terms of geographic reach and then eventually, at a later stage, the synergies by bringing sequencing from the research lab into the clinical setting and, as such, also working together between Pharma and Diagnostics in terms of developing companion diagnostic tests.  So there are very concrete short-term reasons to go for it and there are, of course, longer-term strategic reasons in terms of personalised healthcare working across the two divisions.

From the floor

I see the completeness of offering, but $5.7b plus is a lot of money.

Severin Schwan

It is a lot of money.

From the floor

So what went wrong three years ago when this was cheaper?  Why didn't you see it then?  I don't know whether it was cheaper three years ago, but at some point it must have been cheaper.  Why did have it grow into this super-big business before you figured out you needed it?

Severin Schwan

I have a lot of respect for what Illumina has achieved and how they have developed their position and how they have invested into their technology.  And we feel we are now at a time where we can leverage this in the Roche setting.  So, yes, that's where we stand and at that point in time I think it's the right decision to bring it together and, again, it's attractive both for Illumina and Roche.  That's why we go ahead.

Michael Leacock

It's Michael Leacock.  Forgive a slightly harsh question, Severin, but if I understand the business correctly - and I probably don't - but 454 was an attempt to try and get

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into the sequencing business and, clearly, for whatever reasons it's not been as successful as some others.  So what is it about Roche that means you will be able to be more successful with Illumina than Illumina has been with itself?

Severin Schwan

We are, of course, very interested to keep the momentum Illumina has and this is also why we signalled already to Illumina that we are shifting our headquarters to San Diego, that we are interested to keep the management and the employees.  But if you look back to Ventana it was a very similar situation.  A lot of people were asking, Ventana has product to this level, it was a very growing business and now will it lose the dynamic when you bring it into the Roche universe, and I don't think so - on the contrary.

At this stage where we are I think we can bring in a lot of know-how.  We can bring in our global customer network, as we did with Ventana, to bring this business actually to the next level.  Illumina, it is really bringing the strengths together and we are very interested and have a lot of respect for Illumina's management and employees.

From the floor

Alan, a quick question on your headcount chart.  So 770 more positions in China, and quite a few in Diagnostics.  If I tally that with your emerging markets slide, what about going forward?  What about India?  What about Latin America?  What about other Asia?  It seems to be zero on that chart.  Why is it zero and where is it going?

Alan Hippe

Well, in fact, it's not zero.  I think certainly we're ramping up the headcount.  But I think certainly the China thing and with the increase we have had in China, especially in the business, was over 30%, in fact, in both areas, in Diagnostics as well as in Pharma.  I think that was a very prominent example.  Certainly, we have a lot of headcount fluctuations within these numbers, so we've really picked two prominent examples.  So it's not like we're not ramping headcount up in these areas.  Admittedly, it's not the size we have in China and not the magnitude.

From the floor

Could you maybe talk about how much you've spent on trying to deliver internal capabilities on next-generation sequencing, or how many projects you've been working on, or for how long?

Severin Schwan

I'm not sure what your specific question is.

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From the floor

You're just about to try and spend $6b buying in Illumina for next-generation sequencing.  You see that as an area that Diagnostics needs to be in.  So I would have thought you'd have known that for some time.  So I'm trying to understand whether you've been doing any internal projects trying to get into the short-read sequencing and how much you've been spending, or how many projects you've been looking at internally.

Severin Schwan

I wouldn't comment on that specifically, but let me answer it in general terms.  This is a very, very fast-moving area where the technologies are progressing very fast.  And the one thing which is very important - as we combine the two organisations we have to continue to invest and we have to stay ahead of the curve.  This is not a technology where you can lean back and believe that you will be successful with the current technologies forever.  You have to reinvest in those technologies and, certainly, that would also be clearly the direction we will take by combining the two organisations.

From the floor

Just one quick one on Illumina.  How have your discussions gone with the Illumina shareholders to date and, especially, in relation to your Board proposals?

Severin Schwan

Sorry, can you repeat it?

From the floor

How have your discussions gone with the Illumina shareholders to date, especially in regard to your Board proposals?

Severin Schwan

I wouldn't comment on that.

Daniel Webster

Hi, Daniel Webster.  I own a large investment fund in Switzerland.  My question is on your relations with the changing landscape of regulation.  Are you specific things?  And can you comment on how you're making progress with the different major regulators in Europe, the UK and the United States, because this really is a changing landscape?

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Severin Schwan

Yes, one area perhaps I would focus on, where we have done a lot of work and which is extremely relevant for us, this is actually organising the agencies within the agencies, if you like, when it comes to personalised healthcare.  I can tell you, when we launched Zelboraf last year in the US it was clear that we would need the test to be approved at the same time.  Now that was quite a challenge within Roche, to align everything and to align all the troops to get this out at the same time and to prepare everything.

But I can tell you it is equally challenging for the regulatory authorities, because they used to operate completely independently.  So even though it is called FDA, or even though it is called EMA, or even though it is called Swiss Medic in the case of Switzerland, actually, underneath these umbrellas there are completely independent units who deal with diagnostics, who deal with medical devices or who deal with pharmaceuticals and, certainly, that is a challenge for the regulatory authorities.

However, I have to say they are very positive to go into this direction.  They are taking a lot of efforts to go into this direction and, certainly, the Zelboraf launch in this respect is really a huge success also for the regulatory authorities, who literally got the approval on the same day and got it aligned between diagnostics and pharmaceuticals.

Daniel Webster

What really worries the investors has been the negative environment going back three, five years ago.  Now, maybe that's going to change dramatically.  We've got some changes in the United States in two years.  But it's hurt the stock price of every pharmaceutical company considerably.  Unless there's more institutional progress within FDA, for instance, I don't see that improvement coming without more effort on your part.

Severin Schwan

Yes, we are pushing a lot, as you can imagine, and it's a bit of a mixed picture.  If I look back with our own product launches and our own label discussions, certainly, as you know, we were extremely disappointed with the stands the FDA took on Avastin in metastatic breast cancer.  We did not agree with the FDA, as you know, on that specific case.

But, then again, I have to give the FDA credit how quickly they moved on products like Zelboraf and also Erivedge.  This was really done in record time.  It was done earlier than we all expected.  We had to reprint our press release to accommodate for the speed which the FDA has shown in this specific instance.

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So I do think that the FDA is aware that there is an issue.  I think the FDA is aware that they have to improve and, at least as far as I can speak for Roche, I do see some very positive signs here.

Urban Fritsche

Urban Fritsche from [Castor].  A question about your Pharma core margin, just get a bit of feeling on how you think about it.  It's already at a quite attractive level, I would say.  Do you think you can drive this margin still quite substantially higher, or has the Pharma -- or the size of Roche, does it mean that the Pharma -- that the margin can't improve much more?  Will we soon reach a cap of this margin?

Severin Schwan

I think there are two parts to this answer.  On the one hand, I think there is always opportunity to get more efficient and to get more productive.  And I personally know, running around in the Company, how many things we can still improve.  So that is one part.

And then the other part which, in the long term, the even more important part - it all depends on the product pipeline.  If you bring truly innovative products to the market then you can come in with a very good negotiation position and of course you can get a high premium.  If your products are not differentiated or if you don't have products at all, over time, of course, margins will erode.

We will have continued price pressure in Europe and in other parts of the world for our existing portfolio.  And the only way you can constantly keep up the margins and the price premiums is by introducing new, innovative products.  But then if you look at Zelboraf, if you look at Erivedge, if you look at Pertuzumab, these are highly-differentiated products with a huge medical benefit.  And I do believe for such products we are in a good negotiation position to get rewarded for that innovation.

Alex Evans

Thank you, Alex Evans from Deutsche Bank.  Once the Illumina deal is done - hopefully - are there any other big gaps in your portfolio in Diagnostics, or are you then probably done in terms of large acquisitions in that space?

And carrying on from that, aside from increasing your stake in Chugai, could you ever see yourself doing large acquisitions in Pharma, or do you see that you've got a productive enough R&D engine that you don't need to do that?

Severin Schwan

I would say on a high level, as far as Diagnostics is concerned, I feel comfortable that we would have access to the key existing technologies.  Then again, of course, science

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moves on and progresses and then we have to adapt and we have to evaluate such progress.  But for the time being I would say with gene sequencing we would have access to the key technologies we need to provide this broad offering to our customers.

In terms of our general M&A strategy, as you know, we are really focused on small and mid-sized acquisitions, bolt-on acquisitions where we complement our product portfolio, where we round off our technology platforms.  That is our focus.  We are not interested in big mega-mergers.

From the floor

Alright, two quick ones, hopefully.  How real a threat is biosimilars for Roche in the next few years, do you think?  Just give us an update as to what you've been seeing.

And then, secondly, Chugai seems to be struggling in meeting its own expectations and guidance that they set up for themselves.  Do you think at some point it makes more sense to have a more efficient corporate structure?

Severin Schwan

Well, first, on the biosimilars -- first of all, I'm convinced that biosimilars will come.  The dynamics of biosimilars will be different than for small molecules.  There will be less of an impact due to the higher cost-to-entry biosimilars, but then, very importantly also, higher cost to maintain a biosimilars business, because you need to continue to do marketing and sales activities because there is no substitution, unlike in small molecules.

Now more specifically, as far as our portfolio is concerned, of course with Pertuzumab we made huge progress in this respect with the [Clobert] trials.  Of course we are now in a good position to move the standard of care and to develop our [two franchises] as we go forward.

The second other big brand where patents will expire 2014, 2015 in Europe, not in the US - they will still be longer - is MabThera.  And for MabThera we have [GA101] and we expect results this year, so we are at the earlier stage as far as the success for MabThera is concerned.

On Chugai -- what was your question?

From the floor

A better corporate structure.

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Severin Schwan

Yes.  First of all, people always think you bought Genentech and you had all the synergies etc, why are you not doing Chugai.  You have to see that the situation here is very different because, historically, Genentech and Roche were developing their structures in parallel in the US.  And all the cost synergies we achieved was by combining the two organisations in the US by moving the headquarters together etc.

This is very different with Chugai because in Japan what happened is at the time when we took the majority of Chugai we brought in our complete Roche business into the Chugai operations.  So it's a completely different situation.

As far as Chugai's targets is concerned and their expectations, I would ask you to respect the arm's length relationship we have with them and ask those questions in terms of forecasts and outlook directly to Chugai.

Good, I think that concludes our session here.

[End]

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